UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No......... )*

                              TII Industries, Inc.
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                    872479209
                    -----------------------------------------
                                 (CUSIP Number)

     Norman H. Pessin, Neuberger & Berman, LLC, 605 Third Ave., 19th Floor,
                               New York, NY 10158
                               (tel: 212-476-5654)
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  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                     4/25/00
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d(a) for other parties to whom copies are to be sent.
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                               Page 1 of 5 Pages

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the putpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                               Page 2 of 5 Pages

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1)   Names of Reporting Persons, S.S or I.R.S. Identification Nos of Above
     Persons:

         IRA Rollover F/B/O Norman H. Pessin
         Norman H. Pessin
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2)   Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)  N/A
         (b)
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3)   SEC Use Only

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4)   Source of Funds (See Instructions)

                        PF
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5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)
     of 2(e)

------------------------------------------------------------------------------
6)   Citizenship or Place of Organization:  USA

               -----------------------------------------------------------------
Number of      7)    Sole Voting Power:  474,500
Shares                                    12,500
Beneficially   -----------------------------------------------------------------
owned by each  8)    Shared Voting Power:
Reporting                                  ------------
Person with
               -----------------------------------------------------------------
               9)    Sole Dispositive Power:   574,500
                                                12,500
               -----------------------------------------------------------------
               10)   Shared Dispositive Power:
                                                ------------

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11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     574,500

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12)  Check if the Aggregate Amount in Row (11) Excludes certain shares:  N/A

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13)  Percent of Class Represented by Amount in Row (11):  5.78;  0

--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions):             IN


                               Page 3 of 5 Pages

ITEM 1: IDENTITY AND BACKROUND

      (a) Norman H. Pessin

      (b) Norman H. Pessin, Neuberger & Berman, LLC, 605 Third Ave., 19th Floor, New York, NY 10158

      (c) Retired

      (d) None

      (e) None

      (f) USA

ITEM 3: SOURCE AND AMOUNT OF FUNDS

      A total of 474,500 shares were purchased for $868,766 with funds in the IRA Rollover Account F/B/O Norman Pessin. A total of 12,500 shares were purchased with $14,766 of personal funds by Mr. Pessin.

ITEM 4: PURPOSE OF TRANSACTION

      The shares were purchased for investment. The filer reserves the right to seek changes in the management of the issuer in the future or in its business. No such plans currently exist.

ITEM 5: INTEREST IN SECURITIES OF THE ISSUER

      (a) The IRA Rollover Account beneficially owns 574,500 or 5.78% of the outstanding shares of Common Stock of the issuer. Of such shares, 100,000 are represented by currently exercisable options.

      Norman H. Pessin personally owns 12,500 shares of the Issuer's Common Stock, constituting .001% thereof.

      (b) The IRA Rollover Account has sole power of disposition over the 574,500 shares and sole power to vote the 474,500 shares.

      (c) On April 25, 2000 the IRA Rollover Account entered into an agreement with the issuer pursuant to which the IRA Rollover Account purchased a Finance Agreement, related Promissory Note and an Option from the Overseas Private Investment Corporation for $750,000. Pursuant to the Agreement the Note was exchanged for 375,000 shares of the Issuer's Common Stock. Pursuant to the Agreement, the IRA Rollover Account acquired an Option to acquire 100,000 shares of the Issuer's Common Stock for a price of $2.50 per share.

      (d) Not Applicable

      (e) Not Applicable


                               Page 4 of 5 Pages

ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

      The IRA Rollover Account is party to the Agreement described in Item 5(c) pursuant to which it holds an option to acquire 100,000 shares of the Issuer's Common Stock for a price of $2.50 per share. The Option expires on July 18, 2003.

ITEM 7: MATERIAL TO BE FILED AS EXHIBITS

      1. Agreement dated as of April 25, 2000 between TII Industries, Inc. and F/B/O Norman Pessin.


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


IRA ROLLOVER ACCOUNT F/B/O NORMAN PESSIN

     IRA ROLLOVER ACCOUNT F/B/O NORMAN PESSIN

By:  /s/ Norman Pessin
     ----------------------------------------
        Norman Pessin


Signature:   /s/ Norman Pessin
            ---------------------------------
                 Norman Pessin


May 24, 2000


Norman Pessin

 /s/ Norman Pessin
----------------------------------------
Name/Title


                               Page 5 of 5 Pages